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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number: 21859

                           NOTIFICATION OF LATE FILING

           (Check One):
           |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form
           N-SAR For Period Ended: January 29, 2000

           |_| Transition Report on Form 10-K
           |_| Transition Report on Form 20-F
           |_| Transition Report on Form 11-K
           |_| Transition Report on Form 10-Q
           |_| Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
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                                     PART I
                             REGISTRANT INFORMATION

                            FACTORY CARD OUTLET CORP.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                                 2727 Diehl Road
           (Address of principal executive office (street and number))

                         Naperville, Illinois 60563-2371
                           (City, state and zip code)



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                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

           On March 23, 1999, the Registrant, together with its subsidiary, Factory Card Outlet of America Ltd, filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and continues to manage its business as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. The cases bear the numbers 99-685 (JJF) and 99-686 (JJF) on the docket of the Bankruptcy Court.

           The pending bankruptcy has posed an undue hardship on the Registrant's limited resources. The Registrant shares resources with its subsidiary and utilizes a small group of accounting and financial employees. These employees must focus their attention on addressing the daily requirements of the Registrant's Chapter 11 debtor-in-possession proceeding, responding to requests from its major creditor groups and working on the monthly reports to be filed with the Bankruptcy Court. These activities have strained the already limited resources of the Registrant. As a result, the Registrant is unable to prepare such report on a timely basis without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification

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 James D. Constantine                                (630)  579-2000
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 (Name)                                          (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |_| Yes |X| No

Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999.

           (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Net loss for 1999 fiscal period ended January 29, 2000 was $28.9 million, compared with the loss of $28.4 million for 1998. Included in fiscal 1999 is $19.1 million for reorganization costs related to bankruptcy. During fiscal 1998, the Company recorded a $11.3 million provision for certain merchandise which was discontinued from the Company's ongoing inventory assortment, as well as inventory with excess quantities on hand and certain seasonal inventory remaining from past holidays.

           FACTORY CARD OUTLET CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2000            FACTORY CARD OUTLET CORP.

                              By:   /s/ William E. Freeman
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                              Name:     William E. Freeman
                                   --------------------------------
                              Title: President and Chief Executive Officer
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